Exhibit 99.1

Puxin Limited Announces Changes to Audit Committee of the Board of Directors

BEIJING, June 4, 2019 – Puxin Limited (NYSE: NEW) (“Puxin” or the “Company”), a successful consolidator of the after-school education industry in China, today announced the appointment of Dr. Neng Wang, an independent director on the Company’s Board of Directors (the “Board”), as a member of the Audit Committee of the Board, effective June 4, 2019. Mr. Wang replaces Mr. Yunlong Sha, Founder, Chairman, and Chief Executive Officer of Puxin, who has served as a member of the Audit Committee since June 2018. Mr. Sha resigned as a member of the Audit Committee of the Board concurrently with Dr. Wang’s appointment. Mr. Sha will remain a member of the Compensation Committee and chair of the Nominating and Corporate Governance Committee of the Board.

About Puxin Limited

Puxin Limited (“Puxin” or the “Company”) is a successful consolidator of the after-school education industry in China. Puxin has a strong acquisition and integration expertise to effectively improve education quality and operational performance of acquired schools. Puxin offers a full spectrum of K-12 and study-abroad tutoring programs designed to help students achieve academic excellence, as well as prepare for admission tests and applications for top schools, universities and graduate programs in China and other countries. The Company has developed a business model effectively combining strategic acquisitions and organic growth achieved through successful post-acquisition integration, which has differentiated the Company from other after-school education service providers in China. For more information, please visit http://www.pxjy.com/.

Contacts

Puxin Limited

Phone: +86-10-6269-8930

E-mail: ir@pxjy.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

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